OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bridge Capital Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5726 Williamsburg Drive
(No. and Street)

Norcross	GA	30093
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carrie Wisniewski	770-923-9632	carrie@bridgecapitalassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Road, SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Caroline Wisniewski _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bridge Capital Associates, Inc. _____, as of December 31 _____, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Carrie Wisniewski_

Tiffany Messenger
NOTARY PUBLIC
Barrow County, GEORGIA
My Commission Expires
02/09/2024

Title: President/FINOP

Tiffany Messenger
Notary Public

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BRIDGE CAPITAL ASSOCIATES, INC.
Financial Statements
For the Year Ended December 31, 2021
With Report of Independent Registered
Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bridge Capital Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bridge Capital Associates, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

April 15, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bridge Capital Associates, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Bridge Capital Associates, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Bridge Capital Associates, Inc. stated that Bridge Capital Associates, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Bridge Capital Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridge Capital Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

April 15, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Bridge Capital Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bridge Capital Associates, Inc. and the SIPC, solely to assist you and SIPC in evaluating Bridge Capital Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Bridge Capital Associates, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bridge Capital Associates, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bridge Capital Associates, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

April 15, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash		$1,055,675
Accounts receivable from investment banking		1,536,590
Accounts receivable from registered reps		102,494
Prepaid expenses		90,594
Property and Equipment, net of accumulated depreciation of $67,742		6,786
Due from related parties		55,914
Total Assets	$	**2,848,053**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses		173,118
Commissions Payable		1,419,592
Due to Related Party		30,898
Deferred revenue		452,500
Total Liabilities		2,076,108
STOCKHOLDER'S EQUITY		***771,945***
Total Liabilities and Stockholder's Equity	$	**2,848,503**

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021

REVENUES	
Investment banking	$53,966,588
Fees from registered representatives	643,880
Forgiveness of PPP loans	156,376
Interest	862
Other	51,215
Total revenues	54,818,921
EXPENSES	
Commissions	$52,510,642
Compensation and benefits	425,413
Occupancy and equipment	75,458
Other	573,230
Technology and communications	135,294
Total expenses	53,720,037
NET INCOME	$ 1,098,884

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$1,098,884
Items which do not affect cash:	
Depreciation	5,458
Forgiveness of PPP loans	(156,376)
Adjustments to reconcile net income to net cash provided by operations:	
Increase in Prepaid Expenses	(13,291)
Increase in Due From Related Parties	(55,914)
Decrease in Commissions Payable	(860,669)
Increase in Deferred Revenue	137,663
Decrease in Accounts Receivable from investment banking	831,398
Increase in Accounts Payable and accrued expenses	95,541
Decrease in accounts receivable from registered reps	13,079
Increase in Due to Related Party	30,898
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,126,671
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(830,000)
Paycheck Protection Program loan proceeds	72,060
NET CASH USED BY FINANCING ACTIVITIES	(757,940)
NET INCREASE IN CASH	368,731
CASH:	
Beginning of year	686,944
End of year	$1,055,675

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2021

Balance, December 31, 2020	$503,061
Net Income	1,098,884
Distributions to Stockholder	(830,000)
Balance, December 31, 2021	$771,945

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Bridge Capital Associates, Inc. (the "Company"), a Florida corporation, was organized in January 2007 and became a broker-dealer in July 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides a full-service brokerage firm platform for investment bankers and mergers and acquisitions professionals through an independent contractor business model that allows investment banking professionals to maintain their existing corporate identity and infrastructure with minimal modifications required in order to achieve full compliance with SEC, FINRA and state rules and regulations.

Cash: The Company maintains its bank accounts in high credit quality financial institutions. At times, balances may exceed federally insured limits.

Income Taxes: The Company has elected S corporation status for income tax reporting purposes. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

Pursuant to the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Deferred Revenues: Deferred revenues includes fees charged to brokers as well as retainers from engagements in which performance obligations were not satisfied prior to the end of 2021 that are

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Deferred Revenues (Continued):
recognized as revenues when considered earned. The amount of deferred revenues from fees charged to brokers at December 31, 2021 is approximately $73,000.

Revenue Recognition: The Company provides advisory services/corporate financing activities, including mergers and acquisitions, reorganizations, and fundraising activities. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the corporate financing activity is completed ("success fees"). In some cases, the retainer fees reduce any success fee subsequently invoiced and received upon the completion of the corporate financing activity. The Company has evaluated its nonrefundable retainer fees, to ensure they relate to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, the retainer revenue would be classified as deferred revenue on the Statement of Financial Condition. Retainers received from engagements in which performance obligations were not satisfied prior to the end of 2021 amounted to approximately $379,500 and have thus been included in deferred revenues.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the customer. The amount of retainer fees recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction, or the formal termination of an engagement, was approximately $72,000 which is included in investment banking revenue in the accompanying statement of operations.

Success fee revenue for advisory arrangements is recognized at the point in time that performance under the agreement is completed (the closing date of the transaction).

Accounts Receivable: Accounts receivable from registered reps and investment banking customers are non-interest-bearing uncollateralized obligations that are due in accordance with the terms agreed upon. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit

NOTE A –   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Accounts Receivable (Continued):
worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Property and Equipment: Property and Equipment are recorded at cost. Depreciation is provided by use of the straight line method over the estimated useful lives of the respective assets which range from five to seven years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Advertising Costs: Adverting costs are charged to expense as incurred. Advertising costs for 2021 were approximately $9,470 and are included in other expenses in the accompanying Statement of Operations.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $388,282 which was $280,042 in excess of its required net capital of $108,240 and its ratio of aggregate indebtedness to net capital was 4.18 to 1.

NOTE C – RELATED PARTIES AND LEASE COMMITMENTS

The sole stockholder of the Company is also the sole shareholder of B/D Compliance Associates, Inc. (BDCA) and is the sole managing member of Headstrong Properties, LLC (Headstrong). BDCA is a regulatory compliance consulting firm, and Headstrong owns the space where the Company maintains its main office, as well as other residential rental properties.

NOTE C – RELATED PARTIES AND LEASE COMMITMENTS (CONTINUED)

The Company has an expense sharing and management services agreement with BDCA. Under the agreement, BDCA allocates certain operating expenses to the Company based upon estimated usage. The Company was allocated approximately $67,220 of such expenses during 2021. As of December 31, 2021, the Company has a payable due to BDCA of approximately $30,898 that arises from this agreement.

The Company informally loaned $50,710 to Headstrong during 2021 to help fund its operations that is included in due from related parties within the accompanying statement of financial condition. The loan is due to the Company on demand and does not carry a stated interest rate.

The Company leased space in a building owned by Headstrong in Lilburn, Georgia under a short-term lease agreement until December 10, 2021. Commencing on December 10, 2021, the Company occupies space owned by Headstrong in Ponce Inlet, Florida. The space in Ponce Inlet, Florida is within a residential high rise and the sole managing member of Headstrong is providing this space at no cost to the Company.   Rent expense under the related party lease agreements totaled $75,458 for the year ended December 31, 2021.

At times, the Company pays for expenses on behalf of its sole stockholder for which it subsequently seeks reimbursement. Approximately $5,204 of the due from related parties within the accompanying statement of financial condition arises from the Company's payment of such expenses that have yet to be reimbursed by the Company's sole stockholder.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions with related parties did not exist.

The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a base term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease terms.

NOTE D — CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has been named as a defendant in a matter in progress at December 31, 2021 related to allegations that the Company hired brokers while they were subject to a non-competition agreement at their former employer. The resolution of this matter is not expected to have a significant impact on the financial position of the Company.

NOTE D-CONTINGENCIES (CONTINUED)

The Company has also been named as a defendant in litigation in a matter in progress at December 31, 2021 related to allegations that the Company offered securities products that were known to be unsuitable for the plaintiff investors. The resolution of this matter is not expected to have a significant impact on the financial position of the Company.

NOTE E – CONCENTRATIONS

During 2021, the Company had three customers that accounted for approximately 42% of investment banking revenues. Approximately 71% of accounts receivable from investment banking at December 31, 2021, is due from two customers.

NOTE F – PAYCHECK PROTECTION PROGRAM LOAN

In April 2020, the Company borrowed $84,316 under the Paycheck Protection Program ('PPP') established by the Coronavirus Aid, Relief, and Economic Security Act sponsored by the United States and administered by the Small Business Administration. The loan was forgiven in whole on March 22,2021 and recognized as revenue. In March 2021, the Company received a second PPP loan in the amount of $72,060. The loan was forgiven in whole on October 19, 2021 and was recognized as revenue.

NOTE G – ECONOMIC RISKS

In March 2020, The World Health Organization (WHO) declared COVID-19 a global pandemic. The pandemic event has resulted in significant business disruptions and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these worldwide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

BRIDGE CAPITAL ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2021

NET CAPITAL:

Total stockholder's equity	$ 771,945
Less non allowable assets:	
Prepaid expenses	90,594
Accounts receivable from investment banking, net	127,825
Property and equipment, net	6,786
Accounts receivable from registered reps	102,494
Due from affiliates	55,914
Total deductions	383,663
Net capital	388,282
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	108,240
Excess net capital	280,042
Aggregate indebtedness, liabilities less deferred revenue	1,623,608
Ratio of aggregate indebtedness to net capital	4.18 to 1

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2021.

There was no significant difference between the above computation and net capital in the Focus Part IIA of Form X-17A-5, as amended, as of December 31, 2021.

BRIDGE CAPITAL ASSOCIATES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.


BRIDGE CAPITAL ASSOCIATES, INC.
5726 Williamsburg Drive NW
Norcross, GA 30093

April 14, 2022


<u>**PRIVATE & CONFIDENTIAL**</u>

Rubio CPA, PC
2727 Paces Ferry Rd SE, Ste 2-1680
Atlanta, Georgia 30339

Gentlemen:

This representation letter is provided in connection with your audit of the financial statements of Bridge Capital Associates, Inc. which comprise the statement of financial condition as of December 31, 2021, and the related statements of operations, changes in stockholder's equity, and changes in cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1) We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 9, 2021, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.

3) We have provided you with:
   - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all

1

      related parties and all relationships and transactions, including any side agreements, with related parties.
- Additional information that you have requested from us for the purpose of the audit.
- Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
- Minutes of meetings of owners, directors, members, and committees of directors or summaries of actions of recent meetings for which minutes have not been prepared.

4) There have been no:

    a) Irregularities involving management or employees who have significant roles in the internal control structure.

    b) Irregularities involving other employees that could have a material effect on the financial statements.

    c) Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

    d) Arrangements with financial institutions involving compensating balances or other agreements involving restrictions on cash balances and line-of-credit or similar arrangements.

    e) Agreements to repurchase assets previously sold.

5) We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

6) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

7) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

8) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

9) There are no:

    a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or basis for recording a loss contingency.

    b) Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Accounting Standards Codification 450, Contingencies.

10) Related party transactions and balances have been properly disclosed. We confirm that balances due from related parties are wholly collectible. We additionally confirm that Headstrong began provided space at no cost of the Company on December 10, 2021.

11) There are no unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with FASB Accounting Standards Codification 450, Contingencies. The Company has not been engaged in any litigation during the fiscal year ended December 31, 2021, and none is threatening or pending, except for the Setter Capital and Hoover matters that are expected to settle at no cost to the Company.

12) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

13) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

14) We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15) No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

16) There are no material weaknesses or inadequacies at December 31, 2021, other than those identified throughout the course of the audit, or during the period January 1, 2021 to April 14, 2022 in the internal accounting controls procedures followed in:

   a) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

17) There has been no:

   a) Fraud involving management or employees who have significant roles in internal control.

   b) Fraud involving others that could have a material effect on the financial statements.

18) Net capital computations, prepared by the Company during the period from January 1, 2021, through April 14, 2022 indicated that the Company was in compliance with the requirements of Rule 15c3-1 at all times during the period.

19) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. We believe that the effect of the uncorrected financial misstatement related to the overstatement of accounts receivable of $15,000, overstatement of commissions payable of $14,206, and overstatement in income of $794 arising from a receivable from Styrotek that will not be collected is immaterial to the financial statements taken as a whole.

20) All contracts underlying revenue recognized in the financial statements have commercial substance and have been approved by appropriate parties. We have considered side

3

agreements, implied promises, and unstated customary business practices in identifying performance obligations in the contracts. We have sufficient and appropriate documentation supporting all estimates and judgments underlying the amount and timing of revenue recognized in the financial statements.

21) There are no securities or investments owned by us or borrowed under subordination agreements.

22) The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded.

23) There are no borrowings or claims unconditionally subordinated to all claims or general creditors.

24) The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

25) We understand and acknowledge our responsibility for the fair presentation of the supplemental information in Schedules I, II and III in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

26) There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

27) We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

- Making quarterly securities examinations, counts, verifications and comparisons, and recording the differences as required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

We believe that our practices and procedures were adequate at December 31, 2021 to meet the SEC's objectives. There have been no significant changes in internal control

4

since December 31, 2021.

28)   We acknowledge our responsibility for compliance with the conditions for not claiming an exemption under Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release throughout the year, and our assertions are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to this reliance through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with not claiming an exemption in reliance upon Footnote 74 of the 2013 Release.

29)   The Company met the conditions for not claiming an exemption under Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release at all times during the year ended December 31, 2021 and through April 14, 2022.

Sincerely,

F8F8B7E0ABF0460...
Carrie Wisniewski
DocuSigned By: Carrie Wisniewski

Carrie Wisniewski, CFO


BRIDGE CAPITAL ASSOCIATES, INC.
5726 Williamsburg Drive NW
Norcross, GA 30093

April 14, 2022


PRIVATE & CONFIDENTIAL

Rubio CPA, PC
2727 Paces Ferry Rd SE, Ste 2-1680
Atlanta, Georgia 30339

Gentlemen:

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Bridge Capital Associates, Inc. for the year ended December 31, 2021, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1. We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
2. We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
3. We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
4. As of December 31, 2021, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
5. We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.
6. We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2021.
7. We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
8. There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2021 and the date of this letter.
9. We have responded fully to all inquiries made to us by you during the engagement.
10. No events have occurred subsequent to December 31, 2021 and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.
11. Your report is intended solely for the information and use of Bridge Capital Associates, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

F8F8B7E0ABF0460...

Carrie Wisniewski

DocuSigned By: Carrie Wisniewski

Carrie Wisniewski, CFO